April 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation
Registration Statement on Form S-4 (File Nos. 333-263674, 333-263674-01 and 333-263674-02)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Comcast Corporation, a Pennsylvania corporation, along with co-registrants Comcast Cable Communications, LLC, a Delaware limited liability company, and NBCUniversal Media, LLC, a Delaware limited liability company, hereby request that the Securities and Exchange Commission accelerate the effective date of their Registration Statement on Form S-4 (File Nos. 333-263674, 333-263674-01 and 333-263674-02) (the “Registration Statement”) and declare the Registration Statement effective as of April 25, 2022 at 10:00 A.M., Washington, D.C. time, or as soon thereafter as practicable.

Please call the undersigned at (215) 286-5456 or John B. Meade of Davis Polk & Wardwell LLP at (212) 450-4077 with any questions.

Very truly yours,

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
Elizabeth Wideman
Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

cc:	John B. Meade Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 212-450-4077